EXHIBIT 23(b)

Independent Auditors' Consent

The Board of Directors of
ACCESS Pharmaceuticals, Inc.

We consent to the use of our report on the 1997 financial statements of ACCESS Pharmaceuticals, Inc. (a development stage enterprise) included herein and to the reference to our Firm under the heading "Experts" in the prospectus.

Our report dated March 24, 1998 except as to Notes 7 (a) and (b), 11 and 12, which are as of August 28, 1998, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.



/s/  KPMG Peat Marwick LLP
--------------------------
KPMG Peat Marwick LLP


Dallas, Texas
August 28, 1998